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EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

        The following table sets forth the ratio of earnings to fixed charges and preferred stock dividends for the periods indicated:

Years Ended December 31,
2003	2002		2001	2000	1999
1.8	(a	)	1.4	1.5	1.8

(a)
Due to an impairment of real estate charge of $88.2 million in 2002, the coverage ratio was less than 1:1. We would require additional earnings of $14.8 million to achieve a coverage ratio of 1:1.

        For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding preferred stock dividends and capitalized interest) to pretax income from continuing operations before adjustment for minority interest in income of consolidated partnership or equity in income of unconsolidated ventures plus distributions from equity investees. Fixed charges consist of interest costs, whether expensed or capitalized, preferred stock dividend requirements, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

CALCULATION OF COMBINED RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS

(DOLLAR AMOUNTS IN THOUSANDS)

	Years Ended December 31,
	2003	2002		2001	2000	1999
EARNINGS:
Pretax income from continuing operations before adjustment for minority interests in income of consolidated partnership or equity in income of unconsolidated ventures	$126,021	$6,240		$65,075	$77,424	$105,340
Interest expense (including amortization of debt discount and issuing costs)	101,868	93,320		83,678	92,915	81,412
Distributions from equity investee	946	3,761		325	—	—
Interest component of rental expense	445	428		426	330	341

Total	$229,280	$103,749		$149,504	$170,669	$187,093

FIXED CHARGES:
Interest expense (including amortization of debt discount and issuing costs)	$101,868	$93,320		$83,678	$92,915	$81,412
Capitalized interest	4,266	3,733		2,635	436	126
Interest component of rental expense	445	428		426	330	341

Total	$106,579	$97,481		$86,739	$93,681	$81,879

PREFERRED DIVIDEND REQUIREMENTS	$21,170	$21,023		$22,639	$22,635	$22,777

TOTAL FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS	$127,749	$118,504		$109,378	$116,316	$104,656

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	1.8	(a	)	1.4	1.5	1.8

(a)
Due to an impairment of real estate charge of $88.2 million in 2002, the coverage ratio was less than 1:1. We would require additional earnings of $14.8 million to achieve a coverage ratio of 1:1.

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  EXHIBIT 12
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
CALCULATION OF COMBINED RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS (DOLLAR AMOUNTS IN THOUSANDS)